UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Ms. Jingyan Wu Resigns as Chief Financial Officer

Effective August 31, 2025, Ms. Jingyan Wu resigned as Chief Financial Officer of EZGO Technologies Ltd. (the “Company”). Ms. Wu’s resignation was not due to any disagreements with the Company regarding its operations, policies, or practices.

Mr. Yuehan Ling Appointed Chief Financial Officer of the Company

Effective September 4, 2025, Mr. Yuehan Ling was appointed as the Chief Financial Officer of the Company.

The biographical information of Mr. Yuehan Ling is set forth below:

Yuehan Ling has served as our Chief Financial Officer since September 4, 2025. Mr. Ling has over 10 years of professional experience in accounting and auditing. From September 2014 until March 2025 served as an auditor at Ernst & Young Hua Ming LLP. As an auditor at Ernst & Young, from October 2020 to March 2025, Mr. Ling provided auditing services to several public companies as manager and senior manager. Mr. Ling received his bachelor’s degree from Fudan University in June 2014. He has been a Certified Public Accountant in China since 2019.

Mr. Yuehan Ling does not have any family relationship with any director or executive officer of the Company. He has not been involved in any transactions with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Mr. Yuehan Ling

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

Date: September 16, 2025	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

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